UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Sterling Bancorp, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

85917W102

(CUSIP Number)

Michael Shawn

7300 Biscayne Boulevard, Suite 200

Miami, FL 33138

(305) 702-0362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85917W102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Michael Shawn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 8,981,041[1] (See Items 3, 4 and 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,981,041[1] (See Items 3, 4 and 5)
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,981,041[1] (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (See Item 5)[2]
14	TYPE OF REPORTING PERSON IN

1	Comprised of 7,507,318 shares of common stock, no par value (the “Common Shares”), of Sterling Bancorp, Inc. (the “Issuer”) held by K.I.S.S. Dynasty Trust No. 5 (“K.I.S.S. 5”) and 1,473,723 shares held by the Sandra Seligman 1993 Long Term Irrevocable Trust (“1993 Trust” and, together with K.I.S.S. 5, the “Trusts”). Mr. Shawn is the trustee of each of the Trusts, and as such may be deemed to have beneficial ownership of the shares owned by the Trusts. Mr. Shawn disclaims beneficial ownership of such securities.

2	The calculation assumes that there is a total of 50,203,081 Common Shares outstanding as of November 4, 2019, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 8, 2019.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value per share (the “Common Shares”), of Sterling Bancorp, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at One Towne Square, Suite 1900, Southfield, Michigan 48076.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of Mr. Michael Shawn. Mr. Shawn’s principal business address is 7300 Biscayne Boulevard, Suite 200, Miami, Florida 33138. Mr. Shawn is the trustee of K.I.S.S. Dynasty Trust No. 5 (“K.I.S.S. 5”) and the Sandra Seligman 1993 Long Term Irrevocable Trust (“1993 Trust” and, together with K.I.S.S. 5, the “Trusts”) and, as such, may be deemed to have beneficial ownership of the shares owned by the Trusts.

During the last five years, Mr. Shawn (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Shawn is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Mr. Shawn was appointed trustee of the Trusts by Sandra Seligman, the settlor of the Trusts, effective August 19, 2020. Mr. Shawn has no pecuniary interest in the securities held by the Trusts.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Mr. Shawn was appointed trustee of the Trusts by Sandra Seligman, the settlor of the Trusts, effective August 19, 2020. Ms. Seligman is a director of the Issuer, as are certain beneficiaries of the Trusts. Mr. Shawn is an “Independent Trustee” as defined by the Internal Revenue Code, and neither Ms. Seligman nor any beneficiaries of the Trusts (or other person) has the power to direct Mr. Shawn with respect to the voting or disposition of securities held by the Trusts, nor does Mr. Shawn have any agreement with any other person with respect to acquiring, holding, voting or disposing of equity securities of the Issuer. Mr. Shawn does from time to time communicate with Ms. Seligman and the beneficiaries of the Trusts about various matters, which may include the Issuer. Mr. Shawn, Ms. Seligman and other parties are discussing changes to the terms of the Trust that would vest voting and dispositive power over shares held by the Trust in a committee of at least three individuals.

Page 3 of 5 Pages

Mr. Shawn does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Shawn may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, Mr. Shawn may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a materialamount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and is incorporated by reference in its entirety into this Item 5.

(c) Other than as disclosed in this Schedule 13D, Mr. Shawn has not effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of Mr. Shawn, no person other than Mr. Shawn has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Shawn identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Mr. Shawn does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2020

	By:	/s/ Michael Shawn
	Name:	Michael Shawn

Page 5 of 5 Pages